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Exhibit 99.2

DRAGONWAVE INC.
NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the 2011 annual meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, June 14, 2011 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2011 and the auditors' report thereon, a copy of which is enclosed with this notice;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as auditors for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation; and;

4.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 13, 2011 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 10, 2011, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

        Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Gerry Spencer Chair, DragonWave Inc. May 13, 2011

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  Exhibit 99.2
DRAGONWAVE INC. NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS